Deyu Agriculture Corp.
Room 808, Tower A
Century Centre, 8 North Star Road
Beijing, People’s Republic of China

August 6, 2010

VIA EDGAR and FEDERAL EXPRESS
Mr. Sirimal R. Mukerjee, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Deyu Agriculture Corp.
        Registration Statement on Form S-1
        Filed June 15, 2010
        File No. 333-167527

Dear Mr. Mukerjee:

We are in receipt of your comment letter dated July 12, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement on Form S-1

General

1.  Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.

ANSWER:	We have made parallel changes to all affected disclosures that relate to any comments we received.

2.  If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item.  Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

ANSWER:
We have fully responded to all questions and items in all numbered comments that list more than one question or lists various items.  In this letter of response we have indicated where the responsive disclosure is included in the S-1/A.  Additionally, in some responses, we have included the updated information for your review.

3.  Please provide an updated consent with your next amendment and continue to monitor your requirement to provide updated financial and related information.

ANSWER:	We have provided an updated consent with the amendment and we will continue to monitor the requirement to provide updated financial and related information.

Form S-1 Cover Page

4.  You indicate that you are registering 982,362 shares of common stock issuable upon the exercise of investor warrants and that one investor warrant issued pursuant to your private placement purchases up to 0.4 shares of common stock.  You also state that you are registering 2,455,863 units (the total number of units offered in your private placement), which consists of one share of Series A Convertible Preferred Stock and one investor warrant.  In view of this, it appears that you are registering a number of shares of common stock in excess of the number that results upon the exercise of the investor warrants.  Please provide a basis for your disclosure or, in the alternative, revise your calculation of registration fee table and the associated number of shares of common stock offered throughout the registration statement and prospectus, as well as legal opinion filed as Exhibit 5.1.

ANSWER:
We have indicated in the footnotes to the S-1 Cover Page and the Registration Fee table that the number of shares of common stock issuable upon the exercise of the investor warrants is not exactly 40% of the number of shares of common stock sold underlying the Series A preferred stock sold in the offering.  This occurred because there were multiple investors who purchased units and certain investors ended up owning fractional warrants which were then rounded up.  The difference was an additional 17 shares issuable upon the exercise of the warrants.

Prospectus Cover Page

5.  Please provide the information required by Item 501(b)(3) of Regulation S-K.

ANSWER:
We have provided the information required by Item 501(b)(3) of Regulation S-K – Offering price of the securities on the prospectus cover page.  Specifically, we included the following paragraph on the prospectus cover page:

We completed a $10,805,749.80 USD private placement of our securities to accredited investors at $4.40 per Unit, with each “Unit” consisting of one share of Series A Convertible Preferred Stock, and one warrant to purchase 0.4 shares of common stock with an exercise price of $5.06 per share.  The offering was made with a minimum closing amount of $7,000,000 and a maximum closing amount of $10,000,000 with an over-allotment allowance of $2,500,000.  The placement agent received compensation of: (i) cash commission in the amount of 7% of any money raised; (ii) cash payment in the amount of 1% of any money raised as a corporate finance fee; and (iii) warrants equal to 5% of the total number of shares of Series A Convertible Preferred Stock sold to investors.  The net proceeds to the Company, after payment of the placement agent fees, was $9,941,289.65.

6.  The page reference in your cross-reference to the section “Risk Factors” is incorrect.  Please correct all page references throughout the document.

ANSWER:	We have corrected the cross-reference to Risk Factors on the prospectus cover page. We have also confirmed that all cross-references in the document point to the correct page.

Table of Contents

7.  We note that many sections are not referenced in the table of contents.  Please revise to include line items and the corresponding page numbers for each section and subsection of the prospectus as required by Item 502 of Regulation S-K.

ANSWER:	We have revised the Table of Contents to include line items and corresponding page numbers for each section and subsection of the prospectus required by Item 502 of Regulation S-K.

Prospectus Summary, page 1

8.  We note references to limited liability companies and capital contributions in relation thereto in your introduction to the Prospectus Summary.  Please revise to more clearly state the purpose of your discussion of limited liability companies and capital contributions and how such discussion relates to the parent company Deyu Agriculture Corp.

ANSWER:
We have included an explanation that the references to limited liability companies and capital contributions relate to our subsidiaries that are incorporated under foreign jurisdictions, such as the People’s Republic of China, Hong Kong and the British Virgin Islands.  Deyu’s subsidiaries are incorporated in all of these three jurisdictions and those jurisdictions refer to capital contributions and limited liability companies in their corporate formation.

Risk Factors, page 3

9.  Please provide your risk factor subheadings so that, rather than merely stating a fact, they disclose the risk to you or an investor.  In this regard, please note that you should eliminate risks that could apply to any issuer or any offering and that it is insufficient to merely state that your business, operations or revenues may be adversely affected.  Please refer to Item 503 of Regulation S-K.

ANSWER:	We have revised the risk factor subheading to disclose the risk of each risk factor to the investor. We have also eliminated any risks that could apply to any issuer or any offering.

Substantially all of our business, assets and operations are located in PRC, page 3

10.  Please expand this risk factor or include a separate risk factor that discusses the difficulty investors may find in trying to effect service of process or in enforcing any judgments against you, given that substantially all of your operations are located in China.

ANSWER:
We have included a separate risk factor to discuss the difficulty investors may find trying to effect service of process or enforcing any judgments against us, our officer or directors, given that all of our operations are located in China.

We may need to hire additional employees., page 6

11.  We note that this risk factor is duplicative of the risk factor beginning “Our success depends on our management team …” on page 3.  Please revise your disclosure to remove any duplicative risk factors or other disclosure.

ANSWER:	We have reviewed and revised the risk factors to remove any duplicative risk factors or other disclosure.

The transaction involves a reverse merger …, page 7

12.  We note your reference to your operating subsidiary and your disclosure under “Description of Business” on page 24 that your business is conducted through multiple operating subsidiaries.  Please revise your disclosure to not limit this risk factor to one operating subsidiary and to clarify what you refer to as the “transaction.”

ANSWER:
We have revised this risk factor to note that our business is conducted through multiple operating subsidiaries.  We have also clarified that the transaction is the share exchange that was completed between City Zone Holdings and Deyu Agriculture Corp. (formerly, Eco Building International).

Currency conversion could adversely …, page 8

Exchange rate volatility could …, page 8

13.  Please revise as necessary these risk factors as well as your other disclosure, including, without limitation, under “China Regulations Affecting Our Business” on page 10, to consider, as applicable, the recent pronouncements by the Chinese government relating to its policy regarding the valuation of China’s currency.

ANSWER:
We have replaced the risk factor beginning “Currency conversion could adversely …,” with a new risk factor titled “Fluctuations in the exchange rate could have an adverse effect upon our business and reported financial results.”  In this risk factor, we discuss the PRC policy decision on July 21, 2005 to de-peg its currency from the U.S. Dollar, its decision in 2008 to re-peg its currency to the U.S. Dollar and the recent pronouncements by the Chinese government relating to its policy to once again de-peg its currency from the U.S. Dollar.  We have also included this disclosure under “China Regulations Affecting Our Business.”

China Regulations Affecting Our Business, page 10

14.  We note the use of “MOFCOM” and other acronyms or defined terms.  Please revise your disclosure to define a term or acronym and, when doing so, the first time it is used.  However, we note that you should avoid frequent reliance on defined terms as the primary means of explaining information in the prospectus.  See Rule 421(b) of Regulation C.

ANSWER:
We have replaced the use of the term “MOFCOM” and all other acronyms or defined terms witht the defined term and used the correct name throughout the prospectus.  The only defined term in this Section is “PRC” which stands for the People’s Republic of China.

Selling Stockholders, page 14

15.  You indicate in footnote 52 on page 20 that MJR Holdings, LLC has voting and dispositive over, and may be deemed the beneficial owner of, the shares held by Maxim Partners, LLC.  Please revise your disclosure to include the name of the natural persons who have or share voting investment power for Maxim Partners, LLC, even if voting or investment power for it is controlled by an investment committee consisting of a large number of individuals who each have a vote to approve the exercise of such power and therefore no single person exclusively possesses the power to vote, acquire or dispose of the securities it holds.  See Compliance & Disclosure Interpretations, Section 240.04, at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

ANSWER:
We have revised our disclosure of footnote 52 to state that Jim Orazio has voting and investment power for Maxim Partners, LLC.  Jim Orazio may be deemed to beneficially own the shares of Common Stock held by the selling shareholder.  Jim Orazio disclaims beneficial ownership of such shares.

Description of Securities to be Registered, page 22

16.  Please revise your disclosure to include references to, and descriptions of, relevant laws, including those of the State of Nevada, that affect the rights of your shareholders, including, without limitation, laws that affect the rights of your shareholders in respect of changes of control, mergers, sales of assets or other relevant corporation transaction as required by Item 202 of Regulation S-K.

ANSWER:
We have revised the disclosure to include references to, and descriptions of, relevant laws of the State of Nevada that may have an affect on shareholders rights.  Specifically, we addressed the Nevada anti-takeover provisions and disclosed that our Articles of Incorporation and By-laws did not state that the anti-takeover provisions do not apply.

Fully-Diluted Capitalization, page 23

17.  Please identify the persons or entities consisting of each stockholder group listed in your table.

ANSWER:
We have revised the fully-diluted capitalization table to include footnotes of all the persons or entities consisting of each stockholder group.  Please note that we combined the stockholder groups listed as US Advisors and Public Float because they are the same stockholder group and each of these stockholder groups were shareholders of Deyu Agriculture Corp. (formerly, Eco Building International) prior to the Share Exchange.

Description of Business, page 24

18.  In your organization chart on page 24, please include the jurisdiction in which each of your subsidiaries is organized.  In addition, please explain what you mean by “offshore” and “onshore.”

ANSWER:
We have revised the organization chart to include the jurisdiction in which each of the subsidiaries is organized and explain that “onshore” means the entity is incorporated in the PRC and “offshore” means that the entity is not incorporated in the PRC.

19.  Please provide all of the information required by Item 101 of Regulation S-K, including, without limitation, a description of (i) your plan of operation for the remainder of the fiscal year, (ii) the competitive landscape in your business, (iii) the effect of seasonality on your business and (iv) the importance to your industry and the duration and effect of all patents, trademarks, licenses, franchises and concessions held, if any.

ANSWER:
We have revised the Description of Business section to include information related to: (i) our plan of operation for the remainder of the fiscal year, (ii) the competitive landscape in our business, (iii) the effect of seasonality on our business, and; [(iv) the importance to our business and the duration and effect of our patents, trademarks, licenses, franchises and concessions.

20.  Please revise your disclosure to provide support for or to disclose the external source of information where appropriate.  For example, we note your chart relating to the world output of feed on page 27 does not provide a source for that information.  As another example, please provide support for your statement on page 31 that the seeds produced by the Company are 50% larger than ordinary seeds.

ANSWER:
We have revised our disclosure to provide support from external sources, where appropriate, for statements made in the registration statement.  Specifically, we note that the chart relating to the world output of feed was provided by Nongbo Interactive Commerce (www.aweb.com.cn).  Additionally, we do not have any external source to support the statement that our seeds are 50% larger than ordinary seeds so we removed that statement.

Description of Property, page 34

21.  Please revise your disclosure to briefly state the location of your materially important physical properties as required by Item 102 of Regulation S-K.

ANSWER:	We have revised our disclosure to state the location of our storage facilities and important physical properties.

22.  Please explain why your website states in the “Overview” section that you own or owned about 13.34 square kilometers of farmland, but your disclosure here does not mention this farmland.  Please correct the website or filing, as appropriate, to clarify whether you own or owned farmland.  We note that your financial statements indicate that you lease property from the PRC government.

ANSWER:
We revised our disclosure in the Description of Property section to include the 6.69 square kilometers of raw land that we own.  We included a short description of the province the land is located in and the general use o of the land.  Additionally, we have amended our website to be consistent with this information as well.

Market for Common Equity and Related Stockholder Matters, page 34

23.  You state here that you have not generated revenues, and you provide accumulated net losses to date.  Clarify that the revenues and results of operations presented in your financial statements and discussed in your filing represent the financial results of the acquired company, City Zone Holdings Limited, which you determined to be the accounting acquirer in the reverse acquisition.

ANSWER:
We have included a disclosure in the Market for Common Equity and Related Stockholder Matters that the revenues and results of operations presented in our financial statements and discussed in the filing represent the financial results of the acquired company, City Zone Holdings Limited, which is the accounting acquirer in the reverse acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

General

24.  We believe the “Overview” section could be expanded to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address same.  These challenges and risks could be related to how you earn revenue and income and generate cash.  For example, while you experienced significant growth in sales volume between 2008 and 2009, please discuss whether future growth may be limited by your ability to contract with farmers who supply your preliminary products.  As another example, please explain your use of sales discounts and why they increased from 2008 to 2009.  As another example, please discuss the reasons for the decrease in cash and cash equivalents from $2,562,501 to $275,520 and the increase in inventory from $8,233,760 to $14,086,418 from December 31, 2009 to March 31, 2010.  For a more detailed discussion of what is expected in both this subheading and the Management Discussion and Analysis section in general, please refer to Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, at http://www.sec.gov/rules/interp/33-8350.htm.

ANSWER:
We have revised our general discussion in the MD&A section to provide an introductory understanding of the challenges and risks that we could face related to how we earn revenue and generate cash.  We discussed our future growth outlook and disclosed that our ability to contract with local farmers could be important for our future growth.  We also explained our use of sale discounts, decrease in cash and increase in inventory.

25.  Please expand your discussion to address your prospects for the future.  In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, and liquidity and capital resources.  For example, if material, please discuss the importance of the “export planned,” as set forth in the chart on page 32.  See Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, at http://www.sec.gov/rules/interp/33-8350.htm.

ANSWER:
We have revised our discussion to address our future prospects.  We discussed key variables and other factors that could impact our business and ability to grow and generate revenue.  We also discussed certain trends and uncertainties for our industry and business.  Lastly, we discussed our plans to export our products outside of the People’s Republic of China.

26.  Please remove the subsection titled “-Description of Business” on page 45 as it is duplicative of disclosure contained under “Description of Business” on page 24.

ANSWER:	We have removed the subsection titled “Description of Business” on page 45 of the S-1/A.

27.  Please provide a discussion of the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations as required by Item 303(a)(3)(iv) of Regulation S-K.

ANSWER:
We have provided a discussion of the impact of inflation and changing prices on our net sales and revenues and on income from operations.  Specifically, we note that China has not experienced significant inflation over the past three years and, therefore, it has not had a significant impact on our net sales and revenues or on income from operations.

28.  Please provide the basis for not including a description of the make good escrow account as described in the notes to your financial statements and your Current Report on Form 8-k filed on May 3, 2010.  Please also describe how the rights provided for in this agreement affect your capitalization and any presentation in respect thereof.

ANSWER:
We have included a discussion of the make good escrow account and a more detailed information related to the financing documents.  We have also included a brief discussion about how the rights of the make good shares affect our capitalization in the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Net Revenue, page 36

29.  Your chart at the top of page 37 discloses gross sales by product.  Please revise to reconcile total gross sales that are disclosed in this chart to net sales that are reported in your financial statements.  That is, please subtract the discounts applied to your sales that arrive at consolidated net sales.

ANSWER:
We have revised the chart on top of page 37 to disclose gross sales by product and to reconcile total gross sales that are disclosed in this chart to net sales that are reported in our financial statements.  Specifically, we have subtracted the discounts applied to our sales that arrive at consolidated net sales.

Provision for Income Taxes, page 40

30.  We note your statement that your primary operating entities are subject to the EIT exemption.  Please tell us the requirement for this exemption and whether in the future (if so, when) these operating entities may no longer qualify for the exemption according to Tax Pronouncement [2008] No. 149.  We may have further comment.

ANSWER:
The new Enterprise Income Tax Law in China has been in effect since January 1, 2008.  In additional to unifying the tax rates for domestic and foreign enterprises, the New Enterprise Income Tax Law has adjusted the tax incentives previously enjoyed by foreign enterprises.  Tax Pronouncement [2008] No. 149 allows a tax exemption for entities that derive income from certain activities such as: (i) cultivation of vegetables, grain crop, tuber crop, oil bearing crop, bean and pea crop, bast-fibre plants, sugar crops, fruit and nut; (ii) selection and cultivation of new types of agricultural products.

Our activities coincide with the activities that this Enterprise Income Tax Law covers and therefore, we believe that we are exempt from the taxes.

There is no date that this exemption expires or becomes unavailable.  The government has not provided any additional guidance as to the availability of the exemption or if they intent to revoke the exemption at any time in the future.  We fully expect that the exemption will be available to us in the future as it covers our core business.  Management believes the Chinese government will continue to support the agricultural section with this tax exemption, and there is no indication that it will be repealed.

We can provide a translated copy of the complete Enterprise Income Tax Law of the People’s Republic of China, effective January 1, 2008, if requested.

Liquidity and Capital Resources, page 40

31.  Expand your disclosures here to discuss any material unused sources of liquid assets, material commitments for capital expenditures, the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.  Refer to the requirements of Regulation S-K, Item 303.  This information should also be provided in your discussion of the results of interim periods.

ANSWER:
We have expanded our disclosure in the Liquidity and Capital Resources section to discuss material unused sources of liquid assets, material commitments for capital expenditures, the general purpose of such commitments and such anticipated source of funds needed to fulfill any commitments.

Directors, Executive Officers, Promoters and Control Persons, page 49

32.  Please revise your disclosure to provide the information required by Item 401 of Regulation S-K.  For example, please provide information with respect to your recently appointed new officers as described in your Current Report on Form 8-k filed on June 23, 2010, as amended on July 6, 2010.  As another example, please provide the business experience of Mr. Hao after November 2007.  As another example, please discuss any involvement in legal proceedings during the past ten rather than five years.  In addition, we note that your current disclosure could be enhanced in regard to biographical disclosure and disclosure about board leadership structure and the role of your board risk oversight.  Please refer to Proxy Disclosure Enhancements, SEC Release No. 33-9089, at http://sec.gov/rules/final/2009/33-9089.pdf and Item 401 of Regulation S-K.

ANSWER:
We have revised our disclosure to provide all the information required by Item 401 of Regulation S-K.  We have included descriptions of all our recently appointed officers and included updated biographical information of Mr. Hao after November 2007.  We have also disclosed that there has been no involvement in legal proceeding during the past ten years.

33.  Your disclosure as to the identity of your directors, and descriptions in respect thereof, is unclear.  For example, we note your disclosure on page 51 that Messrs. Zhang and Ren are directors of the company.  No information regarding these directors has been disclosed, however.  Please revise your disclosure to provide the information required by Item 401 of Regulation S-K.

ANSWER:
We have revised our disclosure on page 51 to more accurately reflect that Messrs. Zhang and Ren are directors of subsidiaries of Deyu Agriculture.  Messrs. Zhang and Ren are not directors of Deyu Agriculture.  They are employed by Deyu Agriculture as non-executive officers of Deyu Agriculture.  We have, however, included them in the Directors, Executive Officers, Promoters and Control Persons section because we believe they are significant employees and should be included under Item 401(c) of Regulation S-K.

Director Independence and Board Committees, page 51

34.  Please provide all of the information required by Item 407(c) of Regulation S-K.

ANSWER:
We have revised the Director Independence and Board Committees section to include all the information required by Item 407(c) of Regulation S-K.  We have stated that we do not currently have a nominating committee because our board solely consists of two non-independent directors.  At this point, both directors participate in the consideration of director nominees.  We intend to appoint a nominating committee or provide nominating procedures at such time when the board consists of additional and/or independent directors.

Principal Shareholders, page 52

35.  Please provide the information, including in the format, required by Item 403 of Regulation S-K.  For example, please provide (i) the address of each non-management and non-director beneficial holder and (ii) the information required by Item 403(b) of Regulation S-K for your directors and officers as a group.

ANSWER:
We have revised the Principal Shareholder table to include, including the format, all the information required by item 403 of Regulation S-K.  Specifically, we have included the address of all 5% beneficial owners who are not management or directors and the information for the directors and officers as a group.

36.  You indicate that Expert Venture Limited owns 6,238,205 shares of your common stock and that Yam Sheung Kwok is the sole controlling person of Expert Venture Limited and that he owns all of the shares of Expert Venture Limited.  You then indicate that all the shares of your common stock held by Expert Venture Limited are owned collectively by your management.  Please revise to reconcile these two statements.

ANSWER:
We have removed the statement in the footnote related to Expert Venture Limited in the Principal Shareholder table that states that Expert Venture Limited is owned collectively by management.  Subject to certain Share Transfer Agreements, Yam Sheung Kwok is the sole shareholder of Expert Venture Limited.

37.  We note your disclosure that your officers and /or directors, pursuant to a share transfer agreement “will have the option … to purchase” from Mr. Kwok shares in Expert Venture Limited and, accordingly, will “indirectly … own and control” shares of your common stock.  Please file the share transfer agreement.  In addition, please revise to disclose the percentage of Deyu Agriculture Corp. that will be indirectly owned by each member of management.

ANSWER:
We have attached the Share Transfer Agreements between Yam Sheung Kwok and our officers and/or directors for the option to acquire shares of Expert Venture Limited.  We have also disclosed in the footnotes the actual percentage that each officer and/or director would indirectly own.

Consolidated Financial Statements for the three months ended March 31, 2010 and 2009

Restructuring, page F-6

38.  Your disclosure states that you accounted for acquisitions of Jinzhong Deyu, Jinzheng Yuliang and Jinzhong Yongcheng as a recapitalization with no adjustment to the historical basis of the assets and liabilities of these companies.  Please explain how you determined that this transaction was a recapitalization as opposed to a business combination that would be accounted for in accordance with FASB ASC Topic 805.  Clarify whether the consideration transferred for the acquisitions was cash (or other assets) or equity.

ANSWER:
We accounted for acquisitions of Jinzhong Deyu, Jinzhong Yuliang and Jinzhong Yongcheng as a recapitalization with no adjustment to the historical basis of the assets and liabilities of these companies pursuant to the following reasons:

1.
Mr. Jianming Hao, Mr. Junde Zhang and Mr. Yongqing Ren were the controlling parties and key management/decision makers of those three companies prior to the acquisitions.  They are also the key management and decision makers of the legal acquirers that are involved in the recapitalization.

2.
The recapitalization was initiated by the key management of the three companies.  Even though cash was the consideration transferred for the acquisitions, the sources of cash were controlled by the same management and the acquisitions were completed and instructed by the key members of management of the three companies.

3.
The sizes of assets, revenues, and earnings of the three companies (legal acquirees) are significantly larger than the legal acquirers involved in the recapitalization.  The legal acquirers had either very limited or no operating activities prior to the recapitalization.

4.
Under the Chinese laws and regulations, business acquisitions cannot be done through transferring equity as consideration.  Therefore, in order to restructure the three companies with other entities for becoming a public company outside of China and comply with the Chinese laws and regulations, cash consideration was transferred for the acquisitions, whereas the substance of those transactions were recapitalization.

Therefore, in accordance with the guidance provided in FASB ASC 805-10-55-12 to 14, we believe that the acquisitions of the three companies should be accounted for as a recapitalization.

Report of Independent Registered Public Accounting Firm, page F-22

39.  We note that your auditors are located in Diamond Bar, California and that your headquarters and operations are in the People’s Republic of China.  Please explain to us in sufficient detail the steps taken by your auditors to complete their audit of your business activities, including the associated assets and liabilities.  As part of your response, tell us whether or not another auditing firm was involved in the audit of your operations, and, if so, tell us the name of the firm, the nature of the procedures they performed, and how your auditors considered AU Section 543.

ANSWER:
Our independent auditor, KCCW Accountancy Corp., assigned auditors directly from their firm located in California to our facilities in China to perform audit fieldwork.  Prior to accepting the audit engagement, KCCW’s engagement partner visited our operations and facilities in China twice to discuss with our top executive management regarding our business activities, industry environment, company history, internal controls, and future plans.  He was also onsite supervising staff throughout the audit.  During the audit, KCCW auditors performed confirmations on bank accounts, loans and significant receivables and payables, physically observed inventory count, physically inspected PP&E, examined corporate minutes and material agreements, inquired key personnel regarding significant accounting policies, performed cut-off testing in several areas, examined subsequent period transaction for completeness of our liabilities, vouching to invoices, receipts, bank statements and other supporting documents for existence and accuracy of our transactions.  We posted audit adjustments proposed by KCCW based on its audits performed under the US accounting and auditing standards.  Throughout the audit, KCCW did not outsource any step of the audit to other firms.

Consolidated Financial Statements for the two years ended December 31, 2009, page F-21

General

40.  Please provide us with your analysis to demonstrate that segment reporting is not required pursuant to ASC Topic 280.  Include in your analysis an explanation of whether each of your three operating subsidiaries is an operating segment and/or whether your grain division and corn division are each an operating segment, and, if so, how it is appropriate to aggregate your operating segments in accordance with the accounting literature.

ANSWER:
We have three operating subsidiaries, two of which sell corn and corn by-products, while the other produces rough processed grain products.  We believe segment reporting does not apply due to the following:  Corn and grain products are purchased from the same farmer’s cooperative agreement and are stored in the same storage facilities, processed at the same factory, and prepared for distribution and ultimately shipped from the same facility.  The main purchasers are similar, in that there are several large quantity buyers of both corn and grain, and the remainder of the sales are made to smaller wholesalers and distributors.  Additionally, the chief operating decision maker does not routinely segment the company by-products when making resource allocation or company performance assessments.

41.  Please revise your balance sheet and statement of shareholders’ equity so that the presentation of equity accounts is readily understandable and consistent between the two statements.  In this respect, your statements of shareholders’ equity appears to inappropriately combine common stock and paid-in capital for certain periods and your balance sheet appears to inappropriately distinguish between “Paid-in capital” and “Additional paid-in capital”.  Please explain how your shareholders equity has been properly retroactively restated to reflect the reverse acquisition.

ANSWER:
The consolidated balance sheets and statements of shareholders’ equity have been revised so that the presentation of equity accounts is readily understandable and consistent between the two statements.  We have revised our shareholders’ equity to properly retroactively restate to reflect the reverse acquisition.  The amount and number of shares of common stock has been retroactively restated as of the legal parent had been in existence since the beginning of the earliest and throughout the whole periods covered by those financial statements, while the total amount of common stock and additional paid-in capital in fact represent the accounting acquirer’s historical amounts and activities.

42.  Please revise your consolidated statements of operations to disclose basic and diluted earnings per share pursuant to FASB ASC Topic 260.

ANSWER:	We have revised our consolidated statements of operations to disclose basic and diluted earnings per share pursuant to FASB ASC Topic 260.

Consolidated statements of cash flows, page F-26

43.  Explain to us what equities you acquired for $24.3 million and how you determined that it is appropriate to characterize this acquisition as an investing activity.  Tell us whether cash or equity was received.

ANSWER:
As part of our restructuring between the primary three operating entities and the other legal parents, our top executives directed cash contributions of $23.6 million in aggregate into City Zone, Most Smart, Red Sun, JiRuHai and Detian Yu in order to facilitate the recapitalization and establish ownership among all entities under City Zone, providing that the Chinese laws and regulations do not allow transferring shares as the consideration for change in ownership.  As such, during the restructuring, $24.3 million was distributed to shareholders of the legal subsidiaries, while those legal subsidiaries were under common control by the same key members of management of Jinzhong Deyu, Jinzhong Yuliang and Jinzhong Yongcheng.  Considering that the nature of the cash distribution of $23.6 million and the cash distribution of $24.3 million was for capitalization, we have restated our statement of cash flows for the year ended December 31, 2009 to reclassify such items to financing activities and presented the net effect as net cash distribution for restructuring to more properly reflect the nature of the transactions.

Note 2 – Summary of Significant Accounting Policies

44.  Your disclosure states, in part, that you evaluate the composition of your investments at least quarterly to identify slow-moving inventories.  Please explain in further detail the process that you employ to ascertain whether an inventory write-down is required for slow moving items.  As part of your response, explain when you anticipate that inventory classified as finished goods as of December 31, 2009 and March 31, 2010 will be sold.

ANSWER:
We have an inventory management system in place where inventory summaries and current stock-in and stock-out reports can be generated.  We conduct monthly reviews of our inventory list and stock-in/out lists, as well as tests of records that might identify slow-moving items. If any particular items are identified as slow moving product (which we consider less than six months of demand in the previous 12 months), we would first conduct a physical inspection of the slow moving product.  If the obsolescence problem is not due to the quality/condition of the product, we would change our sales strategy to improve inventory turnover of such products.  However, if the obsolescence problem is related to the quality/condition of the product, then, we would perform inventory write-down for these items.

Prior to 2010, a majority of our customers for grain products were located in Shanxi Province, where sales were driven by demand.  We could promptly conduct a sales transaction and deliver products to customers within 4 – 6 months upon purchasing of inventory.  Inventory turnover is quick while we did not carry a large variety of inventories besides products with readily sellable markets, as such, historically, we have not had a significant inventory obsolescence problem.  Based upon historical experience, current sales trends and our expansion into other distribution channels, we anticipate that finished goods as of 12/31/09 and 3/31/10 will be sold within a six month time frame, respectively.  For corn, the demand of our product has been larger than the supply, especially with our major customers, we have not observed slow turnover of our product.

Revenue Recognition, page F-29

45.  We note that you offer your customers a right of return on your product sales.  Please revise to disclose the material terms of the return rights offered to your customers.  In addition, provide us with your analysis in accordance with FASB ASC Topic 605-15-25-1 which demonstrates that you are able to recognize revenue at the time of sale.  As part of your response, tell us the amount of returns that you have received in the years ended December 31, 2009 and 2008 and the three months ended March 31, 2010.  In addition, revise your critical accounting policies in your Management’s Discussion and Analysis Discussion to disclose how you estimate returns and how accurate your estimates have been in the past.

ANSWER:
We have revised our critical accounting policies and Management’s Discussion and Analysis to disclose the material terms of the return rights we offer our customers. We have also noted in our disclosure that we have not experienced any returns of our product for the past two years and thru March 31, 2010.

Note 3 – Accounts Receivable, page F-31

46.  Please explain to us how you determined that no allowance for doubtful accounts was necessary at December 31, 2009, and March 31, 2010.  In this regard, please tell us the aging of your accounts receivable at those dates.

ANSWER:
Prior to 2010, most of our customers were located in Shanxi Province.  Our sales team has a thorough understanding of our customers' businesses and has maintained very good relationships with each of our customers.  We have not incurred any payment defaults and, therefore, it was determined that no allowance for doubtful receivables was necessary.  As of both 12/31/09 and 3/31/10, all accounts receivable balances were under 6 months.  However, beginning in 2010, we have started to develop a nationwide supermarket sales channel and are experiencing increases in supermarket sales for our grain products.  We recognize that this will increase the risk of customer defaults on payment.  Accordingly, we have adopted a management reserve policy for accounts receivable.  Specifically, all overdue invoices less than a year old will have an allowance for doubtful accounts at 3% of the accounts receivable attributable to grain products and an allowance for doubtful accounts at 1% of the accounts receivable attributable to corn products.  For accounts receivable aging more than a year (both corn and grain products), the company plans to make a provision for doubtful accounts debt at 40% of the outstanding amount.

Note 8 – Other Assets, page F-32

47.  Tell us whether you are amortizing the timber, timberland and farmland asset valued at $1.5 million and, if not, why not.  Explain how you analyzed the fair value of this asset and how you anticipate receiving cash flows from it, especially given your disclosure that it is not operating use or intended for sale.  Also tell us whether this is the owned farmland that you described on your website.

ANSWER:
The timber, timberland and farmland asset valued at $1.5 million is not being amortized.  This is self-owned timberland and farmland with a total area of 6.69 square kilometers, different from the farmland as described on our website which is for our core business operations.  Such timber, timberland and farmland has resale value and future economic benefits, however, we currently do not have a plan on how the land or the timber will be used. Accordingly, the company currently accounts for such assets as other assets, and no amortization has been done.  The initial fair value of the land and timber was determined by a valuation report completed in 2006 upon acquisition of the land and timber.  The valuation considered the fair market value (ranging from RMB 1.50 to 100.00 per timber) and quantity (ranging from 15,000 to 480,000) of each type of timber, age (ranging from 1 to 20 years old) and height (ranging from 0.3 to 7 meters) of timber, as well as other qualitative factors to determine the value.  Management’s subsequent assessments determined that there was no concern of impairment for 2008 & 2009 based on benchmarking to recent transactions of similar timberland in the surrounding areas.

Exhibits and Financial Statement Schedules, page 56

48.  Please file as exhibits to your Registration Statement on Form S-1 those required by Item 601 of Regulation S-K.  For example, we note that you have filed your Certificate of Amendment to your Certificate of Incorporation, but not your Articles of Incorporation or your By-Laws.  Please also file your placement agreement with Maxim Group.  In addition, please file all material agreements relating to your strategic partnerships with your large customers, such as your master agreement with Yihai Group.  Please also file any agreements you have with Shanxi Agricultural University and Shanxi Agricultural Sciences Institute with respect to technology research.  Finally, please file any agreements relating to your priority use of 3 rail freight lines.  Alternatively, tell us why these do not need to be filed.

ANSWER:
We have filed as exhibits to our Registration Statement all those documents required by Item 601 of Regulation S-K, including our Articles of Incorporation, By-Laws, the placement agent agreement with Maxim Group, our letter of intent with Yihai Group, our warehouse lease agreements, our 3 railway exclusive lease agreements and out cooperative agreements with the agricultural institutes.

Undertakings, page 57

49.  Please revise to make sure your undertakings are consistent with those and contain all that are required by Item 512 of Regulation S-K.

ANSWER:	We have revised the undertakings section to be consistent with the required disclosure by Item 512 of Regulation S-K.

Signatures

50.  Please revise your signature page so that it is signed in accordance with the instructions provided on the form of Registration Statement on Form S-1.  In particular, your registration statement should also be signed by your principal financial officer and at least a majority of your board of directors.

ANSWER:
We have revised the signature page in accordance with the instructions provided on the form of Registration Statement on Form S-1.  The registrant has signed with registration statement, along with the principal executive officer, principal financial officer, chief operating officer and a majority of the board of directors.

Exhibit 5.1

51.  The legal opinion you filed contains references to “ordinary shares,” “convertible notes” and warrants (which do not clearly refer to the investor warrants and placement agent warrants).  Please file an opinion that contains correct references, including in respect of the number of shares of common stock being offered.  Also please ensure that the opinion you file provides all the information required by Item 601(b)(5) of Regulation S-K, including that the shares will, when sold, be legally issued, fully paid and non-assessable.

ANSWER:	We have revised the legal opinion to contain correct references to the shares being registered and included all information required by Item 601(b)(5) of Regulation S-K.

The Company acknowledges that:

•  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jianming Hao
Jianming Hao
CEO and Executive Director